UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

IDM Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449394105

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,096,733
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,096,733

11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,096,733

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 42.5%

14. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,096,733
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,096,733

11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,096,733

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 42.5%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization _______
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,096,733
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,096,733

11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,096,733

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 42.5%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,096,733
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,096,733

11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,096,733

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 42.5%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons

Palo Alto Healthcare Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,852,600
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,852,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,852,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 15.1%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons

Palo Alto Healthcare Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,880,589
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,880,589

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,589

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.3%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons

Palo Alto Small Cap Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,532,219
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,532,219

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,532,219

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons

Palo Alto Small Cap Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,311,916
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,311,916

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,916

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.1%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,368,740
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,368,740

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,368,740

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.3%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of IDM Pharma, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 9 Parker, Suite 100, Irvine, CA 92618.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp"), Anthony Joonkyoo Yun, MD, Palo Alto Healthcare Master Fund, L.P. ("Healthcare Master"), Palo Alto Healthcare Fund, L.P. ("Healthcare"), Palo Alto Small Cap Master Fund, L.P. ("Small Cap Master"), Palo Alto Small Cap Fund, L.P. ("Small Cap") and Micro Cap Partners, L.P. ("Micro Cap") (collectively, the "Filers").

(b) The business address of Mr. Edwards, PAI LLC, PAI Corp, Mr. Yun, Healthcare, Small Cap, and Micro Cap is:

470 University Avenue, Palo Alto, CA 94301

The business address of Healthcare Master and Small Cap Master is:

Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships, including Healthcare Master, Healthcare, Small Cap Master, Small Cap and Micro Cap and the investment adviser to investment funds. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC. Healthcare invests in securities indirectly as a limited partner of Healthcare Master and Small Cap invests in securities indirectly as a limited partner of Small Cap Master.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Edwards and Mr. Yun are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$35,588,048

Item 4. Purpose of Transaction

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D with respect to the investment in the Issuer. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Healthcare Master, Healthcare, Small Cap Master, Small Cap, and Micro Cap, individually holds more than 5% of the outstanding Stock. Mr. Edwards is the president and controlling shareholder of PAI Corp., which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of PAI, PAI LLC, Mr. Edwards and Mr. Yun disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein. In addition, the filing of this Schedule 13D on behalf of Healthcare Master, Healthcare, Small Cap Master, Small Cap and Micro Cap should not be construed as an admission any of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13D.

(c) Listed below are the purchases of the Stock by the Filers in open market transactions since the most recent date that this Schedule 13D was filed. There were no other transactions in the Stock by the Filers during such period.

Number of Shares
Filer Date Transaction Purchased or Sold Average Price Per Share
PAI LLC for client accounts	09/09/08	Purchase	19,600	$2.33
PAI LLC for client accounts	9/10/08	Purchase	12,700	$2.45
PAI LLC for client accounts	9/11/08	Purchase	37,000	$2.55
PAI LLC for client accounts	9/12/08	Purchase	87,100	$2.67
PAI LLC for client accounts	9/15/08	Purchase	87,500	$2.61
PAI LLC for client accounts	9/16/08	Purchase	34,100	$2.51
PAI LLC for client accounts	9/17/08	Purchase	15,200	$2.43
PAI LLC for client accounts	9/18/08	Purchase	12,200	$2.64
PAI LLC for client accounts	9/19/08	Purchase	31,300	$2.94
PAI LLC for client accounts	9/22/08	Purchase	92,200	$3.17
PAI LLC for client accounts	9/23/08	Purchase	36,500	$3.18
PAI LLC for client accounts	09/24/08	Purchase	37,919	$3.04

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships, including Healthcare Master, Healthcare, Small Cap Master, Small Cap and Micro Cap, pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships. Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 964,805 shares of the stock are represented by warrants subject to the terms of and governed by the agreement incorporated by reference in this Schedule 13D as Exhibit B.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B Warrant Agreement, incorporated by reference to form of warrant to purchase common stock attached as an exhibit to the Issuer's Form 8-K filed on February 21, 2007 and the common stock purchase warrant filed as an exhibit to the Issuer's Form 8-K filed on June 21, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2008
PALO ALTO INVESTORS By: /s/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia, Chief Operating Officer
PALO ALTO HEALTHCARE MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer	PALO ALTO HEALTHCARE FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun, MD	/s/ William L. Edwards

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: August 29, 2008
PALO ALTO INVESTORS By: /s/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia, Chief Operating Officer
PALO ALTO HEALTHCARE MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer	PALO ALTO HEALTHCARE FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun, MD	/s/ William L. Edwards

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